FIELDPOINT PRIVATE SECURITIES, LLC

FINANCIAL REPORT
December 31, 2021

"This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document."

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SEC FILE NUMBER
8-37105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fieldpoint Private Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Field Point Rd.
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell (Name) 203-413-9300 (Area Code – Telephone Number) rcampbell@fieldpointprivate.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

216 Summit Blvd. Suite 300 (Address) Birmingham (City) AL (State) 35243 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 49 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher J DeLaura _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fieldpoint Private Securities, LLC _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Tara Ann Mulcahey
NOTARY PUBLIC
State of Connecticut
My Commission Expires 6/30/2025



Signature: _____

Title: President _____

_____ Tara Ann Mulcahey

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Fieldpoint Private Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Fieldpoint Private Securities, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditors since 2011. We have served as the Fieldpoint Private Bank and Trust's auditors since 2008.

Birmingham, Alabama
March 15, 2022

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

FIELDPOINT PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash and cash equivalents	527,422
Receivable from clearing broker	2,759,822
Securities owned	4,860,531
Wealth management fees receivable	170,264
Equipment, furniture and software, net of accumulated depreciation and amortization of $257,779 (Note 2)	7,432
Deposit with clearing broker	100,175
Prepaid Expenses	344,076
Other assets	28,678
Total assets	**$ 8,798,400**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued commission expense	$ 2,685,722
Due to parent (Note 3)	33,012
Accounts payable and accrued expenses	1,331,770
Total liabilities	4,050,504
Commitments and contingencies (Note 5 and Note 11)	
Member's capital (Note 13)	4,747,896
Total liabilities and member's capital	**$ 8,798,400**

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Fieldpoint Private Securities, LLC (the "Company"), a wholly-owned subsidiary of Fieldpoint Private Bank and Trust ("FPBT"), is a registered broker-dealer and Securities and Exchange Commission ("SEC")-registered investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut. The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides investment advisory services and annuity and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers.

The Company's parent, FPBT, is a Connecticut chartered commercial bank headquartered in Greenwich, Connecticut, and a Member of the Federal Reserve System, whose deposits are insured by the Federal Deposit Insurance Corporation. Fieldpoint Private Holdings, Inc. ("FPH"), a Maryland Corporation, is the bank holding company for FPBT.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In June 2011, the Company (then known as Nutmeg Securities, LLC) was purchased by Fieldpoint Private Bank and Trust Company (the "Parent") and became a single member LLC. In January 2012, Nutmeg Securities, LLC changed its name to Fieldpoint Private Securities, LLC.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2021

COVID -19

During the 2020 and 2021 calendar years, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". The pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus remains uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement do not include any adjustments that might result from the outcome of this uncertainty.

Cash and cash equivalents

Cash and cash equivalents are recognized as cash equivalents in the statement of cash flows. For purposes of reporting cash flows, the Company considers short-term investments with original maturities of less than 90 days to be cash equivalents. On December 31, 2021, there were no cash equivalents.

Deposit and Investments with clearing broker

Deposit with clearing broker consisted of a $100,000 good faith deposit maintained by the Company with its clearing broker. The Company also has amounts with the clearing broker held in money market funds in the amount of $4,860,531 and liquid insured deposits in the amount of $2,490,114. These amounts are in the statement of financial condition as of December 31, 2021 under securities owned and receivables from clearing broker, respectively.

Receivables from customers

At December 31, 2021, receivables from customers primarily consisted of amounts due from clearing broker, which included commissions revenue receivable and LIDS fees receivable, that totaled $269,705 and wealth management fees receivable that totaled $170,264. Receivables are short term and usually collected within 30 days.

Intercompany Expense Sharing

The Company has entered into an expense sharing agreement with FPBT under which each affiliate reimburses the other affiliate for certain shared expenses including employee compensation and benefits, occupancy and data process. All expenses are paid by affiliates on a timely basis and the agreement complies with the SEC's letter dated July 11, 2003, and the NASD's Notice to Member 03-63 regarding the recording of liabilities and expenses.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to five years.

NOTES TO FINANCIAL STATEMENT
December 31, 2021

<u>Income taxes</u>

FPH files consolidated federal and state income tax returns that include FPS and FPBT. In connection therewith, the Company, FPBT and FPH entered into a Tax Allocation Agreement (the "Agreement") effective January 1, 2018, under which each member of the group will adopt the separate return method of allocating current and deferred taxes as if the member was a separate taxpayer. The Company, FPBT and FPH have adopted the separate return method of allocating current and deferred taxes as their accounting policy.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statement of FPH who is the taxpayer for income tax purposes. Under the terms of the Agreement, the Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to its parent any related tax benefit or cost realized by its parent, as a result of the Company's inclusion in the consolidated FPH tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income. The Company has no material uncertain tax positions.

<u>Reclassifications</u>

Certain reclassifications and disclosures have been made and expanded from the prior year financial statement to conform to the current year presentation.

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 2.   Equipment, Furniture and Software

On December 31, 2021 equipment, furniture and software consisted of the following:

Equipment and software	$	230,924
Furniture and fixtures		25,050
Leasehold improvements		9,237
		265,211
Less accumulated depreciation		(257,779)
Total	$	7,432

Note 3.   Related Party Transactions

On December 31, 2021, the Company had cash of $527,422 on deposit with FPBT.

On December 31, 2021, the Company recorded due from FPBT in the amount of $274,622. On December 31, 2021, the Company recorded due to FPH in the amount of $307,634. The net amount of $33,012 for certain expenses which were paid on behalf of the Company and not yet reimbursed to FPBT, is included in due to parent in the statement of financial condition.

During the year ended December 31, 2021, the Company distributed $500,000 in retained earnings to its Parent. This payment was recorded as a reduction in Member's Capital in the Statement of Financial Condition.

Note 4.   Income Taxes

The components of the income tax provision for the year ended December 31, 2021 is as follows:

Federal	$	170,830
State		77,779
Current provision		248,609
Federal		-
State		-
Deferred provision		-
Income tax provision	$	248,609

There were no temporary differences that give rise to significant portions of the deferred tax assets and liabilities on December 31, 2021.

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Note 5.   Commitments and Contingencies

Clearing Firm Agreement

The Company has entered into an agreement with its clearing broker/dealer (the "Clearing Firm Agreement") that includes cost reimbursement and certain early contract termination fees of $250,000 in the event the Company terminates the Clearing Firm Agreement.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if potentially material, is disclosed. At December 31, 2021 there were no material legal matters that required disclosure. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

Note 6.   401(k) Savings Plan

The Company participates in a 401(k) savings plan (the "Plan") sponsored by FPBT for all eligible employees. The Company at its discretion may match employee contributions to the Plan and may make a profit-sharing contribution to the Plan, which is allocated to employees based on the provisions of the Plan.

Note 7.   Stock Based Compensation

FPH 2008 and 2010 Stock Option and Award Plans (the "Plans") provide for grants of incentive stock options, nonqualified stock options and shares of restricted common stock to the Company's employees as a component of their compensation. No restricted stock or stock option awards were granted to employees of the Company in 2021.

Note 8.   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) thereof, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 9.   Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

FIELDPOINT PRIVATE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2021

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value as of December 31, 2021.

	Fair Value Measurements 12/31/2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Money Market Fund	$ 4,860,531	$ 4,860,531	$ -	$ -
	$ 4,860,531	$ 4,860,531	$ -	$ -

As of December 31, 2021, the firm had $4,860,531 worth of short-term investment Money Market Funds.

Note 10.   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge any losses it incurs on FPS customers to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Note 11.   Subsequent Events

On January 6. 2022, FPBT signed an agreement with Summit Financial Holdings (Summit) and Merchant Investment Management (Merchant). According to the agreement, Summit will acquire the assets and liabilities of the Company's advisory business and transfer the Company's advisors onto Summit's advisor platform.

FPBT has an ongoing contractual relationship that provides it with a percentage of the ongoing profits of the advisory business transferred to Summit. The transaction is expected to be completed in the second quarter of 2022.

On January 31, 2022, the Company entered into an agreement with Travelers Casualty and Surety Company ("Travelers") to settle a litigation commenced by the Company against Travelers based on Travelers' rejection of a claim for coverage under the Company's professional liability insurance policy. The

claim related to the Company's 2020 resolution of allegations made by certain third parties relating to a potential client relationship that the Company had been exploring but that was never entered into. That matter was disclosed in the Company's 2020 audited financial statement. Pursuant to the settlement agreement with Travelers, the Company received a payment of $550,000 to resolve its claim without proceeding to trial.

The Company has evaluated events or transactions that occurred after December 31, 2021 and through the time the financial statements were issued on March 15, 2022 for potential recognition or disclosure in the financial statement.

Note 12.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital (as defined) of $3,816,076 which was $3,527,514 in excess of its required minimum net capital of $288,562. The Company's net capital ratio at December 31, 2021, was 1.13 to 1.